Exhibit 99.3

ArQule, Inc. (ARQ 531 Clinical Update from ASH) December 09, 2019

Corporate Speakers:

•	Marc Schegerin; ArQule, Inc.; CFO, Head of Strategy & Treasurer
•	Paolo Pucci; ArQule, Inc.; CEO & Director
•	Peter Lawrence; ArQule, Inc.; President, COO, General Counsel & Secretary
•	Brian Schwartz; ArQule, Inc.; Chief Medical Officer & Senior VP

Participants:

•	Gregory Renza; RBC Capital Markets; Research Division, Analyst
•	Wei Ji Chang; SVB Leerink LLC; Research Division, MD of Emerging Oncology & Senior Research Analyst
•	Varun Kumar; Cantor Fitzgerald & Co.; Research Division
•	Justin Kim; Oppenheimer & Co. Inc.; Research Division, Associate
•	Chad Messer; Needham & Company, LLC; Research Division, Senior Analyst
•	Charles Butler; Roth Capital Partners, LLC; Research Division, MD, Senior Equity Analyst & Head of Biotechnology Research
•	Akash Tewari; Wolfe Research, LLC; Director of Equity Research & Senior Research Analyst
•	Matthew Cross; JonesTrading Institutional Services, LLC; Research Division, Research Analyst
•	Edward White; H.C. Wainwright & Co, LLC; Research Division, MD of Equity Research & Senior Healthcare Analyst

PRESENTATION

Operator^ Ladies and gentlemen, thank you for standing by, and welcome to the ArQule Investor Conference Call. (Operator Instructions) I would now like to hand the conference over to your speaker today, Mr. Marc Schegerin, Chief Financial Officer. Thank you. Please go ahead.

Marc Schegerin^ Thank you. Good morning, everyone. Welcome to the ArQule Conference Call to discuss the latest clinical results of ARQ 531 being presented at the American Society of Hematology Congress in Orlando, Florida as well as a brief description of the recently announced strategic transaction with Merck.

I'm Marc Schegerin, CFO and Head of Strategy at ArQule. I'm joined here today by -- in Orlando by Paolo Pucci, Chief Executive Officer of ArQule; and Dr. Brian Schwartz, CMO and Head of R&D. Also on the phone from Boston is Peter Lawrence, President and COO of ArQule.

Paolo will provide some context relative to the 2 press releases that were issued this morning, Peter will summarize the transaction we have entered into with Merck and Brian will describe the results of our Phase I trial, and then we can turn the call over for Q&A.

Before we begin, please note that we will be making forward-looking statements as defined in the Private Securities Litigation Act of 1995. These statements will include, among other things, projections regarding the timing of key events related to ArQule's proprietary pipeline.

Actual results may differ materially from those projected in the forward-looking statements due to numerous risks and uncertainties that exist in ArQule's operations, development efforts and the business environment, including those factors discussed in our reports on Forms 10-Q and 10-K and other documents filed with the Securities and Exchange Commission.

The forward-looking statements contained in this call represent the judgment of ArQule as of today. And ArQule disclaims any intent or obligation to update any forward-looking statement except to the extent required by law. I'd now like to introduce our CEO, Paolo Pucci. Paolo?

Paolo Pucci^ Thank you, Marc, and thank you all for joining us this morning. Earlier this morning, we issued 2 important press releases, they can both be found on our website at arqule.com.

The first is a joint release by Merck and ArQule announcing that through a subsidiary, Merck has agreed to acquire all of the outstanding shares of ArQule at a price of $20 per common share.

In the second press release, we have highlighted the key findings from the final data set that is being presented at ASH today for our Phase I trial with ARQ 531 in relapse and refractory B-cell malignancies.

We are proud of all the achievements that we are reporting today, which I consider to be in the best interest of both our shareholders and more importantly, of our patients, the patients that we have always aimed to serve over the 11 years of my tenures and before as well.

None of this would have been possible without the tremendous effort and dedication of our employees, past and more importantly, present employees. None of this would have been possible without the support of our academic collaborators, particularly those at Ohio State University as well as at the NIH. Those collaborators have contributed immeasurably to our pipeline and having reached our planning accordingly.

Finally, as far as to the patients, the patients who participated through our trials, and the loved ones that have brought the children affected by Proteus far away seeking treatment, to those patients above all else goes our gratitude. I will now turn the call to Peter to describe the details of this transaction with Merck in greater detail. Peter, please?

Peter Lawrence^ Thank you, Paolo, and good morning, everybody. As Paolo just mentioned, today, we announced that Merck and ArQule have entered into a definitive agreement pursuant to which Merck, through a subsidiary, will acquire ArQule for $20 per share in cash for an approximate total equity value of $2.7 billion.

We're proud and gratified that Merck has validated the important contributions ArQule has made to the field of precision medicine.

As part of Merck, with its vast capabilities and resources, we believe the potential of ArQule's pipeline will be both accelerated and expanded with the joint goal of bringing potentially transformative treatments to patients in desperate need.

Regarding next steps, the transaction is expected to close early in the first quarter of 2020, subject to customary closing conditions. Until then, ArQule will continue to advance its clinical pipeline independently. With that, I'd like to turn it over to our CMO, Brian Schwartz to discuss our final Phase I data set.

Brian Schwartz^ Thank you, Peter. We are very pleased to present the final Phase I data set from our trial, exploring ARQ 531 in patients with relapsed or refractory B-cell malignancies.

In sum, the ARQ 531 Phase I trial has been completed on a high note with very encouraging data. We could not be more pleased with the progress this program has made to date. In terms of clinical activity, we have seen partial responses in 4 distinct B-cell malignancies.

Firstly, in CLL, 8 of the 9 evaluable, highly refractory CLL patients who initially received our recommended Phase II dose of at least 65 milligrams have experienced a partial response.

Most importantly, these responses have generally deepened over time, creating durable, confirmed partial responses at the third and even fourth scan. The patients were, in most cases, heavily pretreated with a dismal prognosis upon entering the study, and the vast majority of them harbored the C481S mutation.

Second, and very importantly, we observed 3 partial responses, out of the 6 evaluable patients with Richter's Transformation. These patients became eligible to receive curative CAR T therapy following initiation of therapy.

This is a very encouraging result for such a hard-to-treat population, and we are looking forward to completing additional studies in this patient group. Let me now remind you that we are enrolling a cohort with Richter's patients in our ongoing Phase II trial.

As previously reported, we also demonstrated a partial response in a DLBCL patient and a follicular lymphoma patient who has now been on study for 120 weeks and remains a partial remission and on therapy.

ARQ 531 has demonstrated excellent pharmacokinetic characteristics with a half-life of 56 hours at the higher doses and a Cmin or Cmin concentration above 1 micromolar at the 65-milligram once-a-day dose.

The drug has also shown excellent pharmacodynamic effects with complete inhibition of phospho-BTK and characteristic lymphocytosis, followed by resolution and the CCL3 reductions as well.

In terms of safety, the drug continues to be well tolerated with a manageable safety profile, we observed only one DLT in the study, which was a Grade 3 rash reported a while ago. Very importantly, no atrial fibrillation or bleeding has been observed to date.

I'd like to take this moment to thank the countless physicians, caregivers, patients, their families that have contributed to this trial, which has clearly demonstrated the potential of ARQ 531 in multiple settings.

Finally, as I have mentioned, we are actively enrolling the Phase II trial at the recommended Phase II dose and preparing to initiate more advanced clinical studies. With that, can we turn it over for questions and answers?

QUESTIONS AND ANSWERS

Operator^ (Operator Instructions) Our first question comes from Gregory Renza with RBC Capital Markets.

Gregory Renza^ Paolo, Marc, Brian and Peter, congratulations to you and the ArQule team on the transaction and the data today.

Paolo Pucci^ Thank you, Greg.

Gregory Renza^ So guys, I just wanted to give you an opportunity to talk about the transaction and perhaps the timing, what factors, maybe both internal and external, contributed to you to agree to the acquisition at this point in time?

Paolo Pucci^ Greg, we are limited in what we can comment for the time being. So I will have to refer every such future question as this one to the script and to our previous disclosures that we would have been open for -- to discuss with potential partners, provided that those partners would have been able to bring forward the drug faster and broader than we have anticipated.

There is no better model for bringing a drug faster and broader into the hands of patients care and caregivers than the example of Keytruda. And so I will leave at that.

Gregory Renza^ Got it. And then maybe just one final one. With respect to reversal of non-covalent and with the data that you've been seeing and as your data has been maturing and the KOLs have really -- and the docs have really -- have been able to sink their teeth into it. I'm wondering if you could just comment about the ability of drugs with your profile to potentially move to earlier lines in addition to the heavily pretreated populations that you're seeing?

Paolo Pucci^ So as I've always said in the past, and I reiterate today that we have envisaged for this drug to a multistage life cycle process. And that in my opinion, there is a good scientific rationale to imagine at the minimum that a reversible inhibitor could be gainfully deployed as soon as the clone emerge, once a -- while an irreversible inhibitor is being administered.

So -- and that is for the class of reversible inhibitors as people understand it to be. Then there is the standout in that class, which is ARQ 531. I remind you that Richter's Transformation is such a scary disease for drug developers.

That is an exclusion criteria for all of our competitors. It was from the beginning, an inclusion criteria. It was a disease that we targeted together with our collaborators at Ohio State. In our preclinical experiment, there is an experiment in our cancer discovery paper that made us hopeful to see results in the clinic.

Now that hope is being transformed in reality today. We have presented 1 responder in Richter's Transformation in the EHA poster. Now those responders are 3. And more importantly, these people have had the opportunity to go on to more result, see the therapies for their disease like CAR T. And so this opens a completely different avenue.

And I mentioned Richter's conscious of the fact that people might answer, it's a small indication. First of all, we don't know how small of an indication it is. It might be because in terms of days of therapy because we haven't discussed the therapeutic proposal we will make there.

But it's also a point of reference to understand that this drug has potentially really broad applicability. And we have yet to begin to discuss combination opportunities for a drug that was designed to have minimal supply abilities. So I remain of the opinion that this is at this stage, and with this outlook, one of the better drugs that I've seen in my 30 years of career.

Operator^ Our next question comes from Jonathan Chang with SVB Leerink.

Wei Ji Chang^ Very well deserved, congratulations.

Paolo Pucci^ Thank you.

Wei Ji Chang^ First question, the data look phenomenal. Can you talk about whether there were or are additional bidders?

Paolo Pucci^ As I've said to Greg, I'll have to refer you to the press release, joint press release that we have issued this morning. The companies cannot speak other than to that joint voice and until further notice, that is all that we're going to be able to comment about. Sorry.

Wei Ji Chang^ Got it. Maybe just one follow-up then. Can you provide any color on time lines for how the deal came about?

Paolo Pucci^ The answer is the same. We can't provide -- we have provided before a time line to the future. I think it's important to look at the future, the patients are waiting. And the press releases says that the transaction is expected to be concluded in the early part of Q1 next year.

So we have left already the past in the past, Jonathan. The filings that will be coming, eventually, will shed some light on the past but we have to race forward for our patients. So -- and you're right, the data looks very good.

And I remind you that this is not both -- this is not an unforeseen even. The data for this drug, in the 5 presentations that we have had for this Phase I trial, got consistently better. Every presentation had incremental data that made the drug look more positive. And this is the final data presentation.

And it's an opportunity for me to thank all of you, Jonathan, and all the other analysts that have followed us closely over these 5 presentations. I think we have all seen -- witnessed the birth of a drug that might be very relevant in the future. We can take the next on the call. Operator, please?

Operator^ Certainly. Our next question comes from Varun Kumar with Cantor Fitzgerald.

Varun Kumar^ Congrats again, Paolo, Marc and Pete. I have 2 questions. First, you guys were planning to provide some regulatory update as well, and with this Merck news, I was just wondering how the regulatory fact may change, either moving into earlier line or being more aggressive?

So first is that. And the second question is on durability. Do you think, as you have a larger cohort, that durability may change either way based on the prior regimen? Any color there, that would be very helpful.

Paolo Pucci^ I will start with the durability angle, to see this kind of durability consistently in such a heavily pretreated population bears positive for the future. If we were seeing this kind of durability with ibrutinib intolerant patients or else you would say, well, you need to see quite a bit more of what you're observing.

But these are heavily pretreated ibrutinib patients, and you will note that we have provided you, transparently in the poster, with all the information you need to make an assessment.

And you have patient numbers so you can reconcile the patients across -- you have prior line of therapy, so you can see our heavily pretreated or otherwise, the patients were -- and for some patients, like the Richter's, you could see what therapy they went on. So that's as much as I can comment for durability so far. Of course, the end is limited, but the target is well understood. So the expectations could have been set adequately.

And we have always said from the beginning that we were looking at a 9-month blast durability for CLL, heavily pretreated second, third line or more as the benchmark. As far as regulatory interaction, I refer to my previous disclosures because I don't want to make any new disclosures.

And I have said that the interaction we are having with regulators were positive. I would characterize, and that we can -- we were able, through those interactions -- we imagine several opportunities not only for conditional registration path, but also for confirmatory. And that is what we have said in the past, and I have to leave it at that. I'm making no new disclosures today.

Varun Kumar^ Thank you, Paolo. Maybe just one last quick one on Richter, certainly, very encouraging data. And this always comes up when we have a conversation with KOL, even this small opportunity, but it's certainly high unmet need there.

We had historically seen some single-agent activity as well from other BTK. But your data sets so far looks very promising. Should we expect any relatively faster path for Richter versus the C481S? Or it will be in parallel, and you will pursue both indications from the regulatory perspective?

Paolo Pucci^ Again, I have to refer to my past disclosures that there are multiple opportunities that we were assessing and that we will continue to assess. But ultimately, it might very well be that the final decisions are not going to be taken by us anymore. So I will have to pass that question for later.

I would say that the -- I would just say that I would not consider Richter's Transformation such a minor indication. I think people are looking at it a little bit too narrowly in the way the drug can be deployed, but that's a discussion for another day.

Operator^ Our next question comes from Justin Kim with Oppenheimer.

Justin Kim^ And let me add my congratulations on all the updates.

Paolo Pucci^ Thank you, Justin.

Justin Kim^ I guess, maybe a lot of questions already asked. Just maybe can you comment on the progress in opening up additional sites for the Phase II expansion and whether there are new plans to increase the footprint of site in light of the recent corporate clinical update this morning?

Paolo Pucci^ As I think, comments for the future, we'd rather refrain today. We'd rather focus on the data we have presented that we can discuss really but I think, Brian, can give you a sense of how the process of adding trials to our programs is going.

Brian Schwartz^ So we're in the process of adding a number of additional sites both in U.S., Europe and other regions. The process is actually with the data at hand, the process is going really quickly.

And I will also add that even though we have limited sites, our current sites are really supporting us and accrual into the Phase II different cohorts is progressing as planned. So even though people often talk about a lot of sites, we've got a lot of quality sites producing the appropriate number of patients that we plan to have at this point in time.

Justin Kim^ Okay, great. And then maybe just on the Richter's stations. In terms of the ones, who are eligible for CAR T. Can you provide maybe just more color on why they became eligible?

Brian Schwartz^ Well, the major thing is -- a lot of the patients have very aggressive, fast-growing tumors, and you can't wait the period of time, which you need to prepare the patient for Car T and the certain inclusion/exclusion criteria for CAR T would exclude the patients from there, mainly because the disease is progressing so rapidly.

What has been really encouraging for us as these patients have come on to ARQ 531, had rapid tumor burden, improved their overall condition and, therefore, made them eligible for CAR T therapy or more extensive therapy like transplants. So it's been very encouraging to see that it is really sick group.

Justin Kim^ Great, great. That's -- I guess that completely answered my question as to being a clinical reason. I guess, my last question just is on maybe more clarification on the durability of response in the final 5 patients, evaluable at 9 month. I'm looking forward to sort of checking out the poster next year. But just -- can you comment a little bit on the range of those responses?

Paolo Pucci^ What do you mean by range?

Justin Kim^ The range of durability, sorry. I've got a follow-up so...

Paolo Pucci^ The range of durability. Well, I'll refer you to the press release, that's the 5 patients where we observe the durable design in there. They're in the poster as well. You will see in the poster, if you haven't seen it yet, that there is a whole -- the central graph is all a duration of exposure. So better to look into the poster, which is also online, for me to go patient-by-patient on our call, sorry. All the data is in there.

Operator^ Our next question comes from Chad Messer with Needham.

Chad Messer^ Great. Let me pass a heartfelt congratulations to all you guys, Paolo, Peter, Brian, Marc, you guys.

Paolo Pucci^ Thank you so much, Chad.

Chad Messer^ I think it's a great outcome, great for the shareholders and for the patients. Especially in light of the fact we've got Lilly out there running with the Loxo compound, their data is not as mature as yours, but it looks pretty good. I just wondered if you had any thoughts on this because looks like we've got a great class of drugs here, at least a pair of them.

Paolo Pucci^ I have had not so much time to scrutinize the Lilly data, although I have to admit I was in the presentation yesterday. I didn't -- I don't know that there is very incremental versus what the abstract has. I was expecting more but it looks very good data. I would say this -- you have 2 sets of data.

One is ours, heavily pretreated patients where a reversible inhibitor is clearly a viable option. And you have the Lilly data, a little bit less heavily pretreated patients, where you have a reversible inhibitor, look quite viable because it looks to be a viable drug there. So the totality is that this class of reversible inhibitors is really coming into its own.

That's the way I see it. And then for the rest, I'm sure that there will be tons of ink that are going to be used to describe the Lilly data, our data and other people's data. I generally try to stay away from commenting too much about competitors. Everybody does its own race.

Operator^ Our next question comes from Tony Bottler with Roth Capital Partners.

Charles Butler^ Yes. And again, applause to all the management team on the transaction. But the question really is around some data that we saw yesterday, and it's not around the data for Loxo, but it is around the BRUIN study.

They have made comments that 18 sites had been opened in 3 different countries. And all I'm asking is, as you're enrolling because this actually came out of a presentation from Lilly. They claimed that patients were really moving very aggressively into these studies.

I'm just wondering if you can comment on whether there may be some -- not only the excitement of patients coming in, if you will, but that is the net enrollment, if you were increasing but importantly, if you've actually seen any issues with respect to recruitment, given that there is a competitor in the market who will also be interested in these -- in similar types of patients.

Paolo Pucci^ Well, thank you. No, just like Lilly has said, we also are not seeing -- we have not seen issues in being able to recruit any OR trial, past or current. Again, this is the positive effect of trying to address an unmet therapeutic needs. Once you address the therapeutic needs, this -- it's hardly ever that you have issues in finding basis by definition. And that's the case for us as well as it seems to be for Lilly.

Operator^ Our next question comes from Akash Tewari with Wolfe Research.

Akash Tewari^ And congrats on the deal. So I'll have some science-related questions, given there seems to be a limited amount you can talk on strategic stuff. So given what we -- right, right.

So given what we've seen with Sunesis, it's kind of fascinating, it seems to hit its IC90s, but it's not showing responses and then we look at your data, which is excellent and then Lilly's. Can you comment in CLL specifically, how important kinase profile is versus things like binding kinetics and PK.

What do you think is driving some of the efficacy you're seeing here in some of the C481S-mutated patients? And then also, maybe if we look at your poster, there seems to be a real possibility that you could show a complete response in some of these patients. So both in monotherapy and combo, can you talk about the possibility of having complete responses in CLL patients and how your drug would kind of fit in?

And then just finally, just some comments maybe on how your drug would fit in. And if we don't look at it and -- just the mutated population, but maybe just in an intolerant BTK population, more broadly, what would be the strategic positioning of ArQule's drug there?

Paolo Pucci^ So sure. You're welcome. The -- I'll try to take a stab, and then maybe Brian can go in a little bit more detail. So first of all, kinase profile, although much is being made of kinase profile, this versus that. And although it's important, kinase profile is important. It's only part of the picture. So we have, as you know, been working on this particular program for a long time.

And we worked in several scaffolds and several candidates, parallel seed optimization. And we were looking for a reversible inhibitor that has a certain kinase profile, essentially, the one that we have which we define as domain selective for B-cell -- and certain B-cell malignancies, but we also looked, and this is not discussed very much, but it's highly important.

A drug that had to have certain chemical properties in terms of half-life, in terms of ability to stay on target, in terms of on and off rate, any terms and finally of supply abilities, which hasn't come in play because we haven't presented any combination data, but once combination data will come available, you will see the need why to have the supply abilities. So the drug was designed to address the most imminent, therapeutic need, which is the C481S-mutated population.

It was designed to address more than the C481S population with that kinase profile, and it was designed for potency and combinability to move across several of the B-cell malignancies that we're targeting. That's the general introduction, I would say. And by the way, I am not disclosing anything new because all of this is in our cancer discovery publication.

This drug has been very well peer-reviewed and very well published. So I'm saying nothing that you can not conclude on your own, but just looking at our publication. So Brian, you want to comment about possible CRs and where do you see the drug fit?

Brian Schwartz^ Sure, sure. So a little bit about the kinase profile. As you guys are aware, we hit BTK wild-type mutant hard. And we also hit a number of SoC family members. And as we start to treat more and more patients, especially in the lymphoma space, we are starting to see more efficacy than we had originally thought we'd get.

And I think maybe with the effect on the SoC family members or the additional pathways, we may be able to get to CRs. It's a very theoretical argument right now. But we are also thinking about going -- maybe going earlier in therapy where you may have that opportunity.

I think later in therapy, it's really going to be difficult to get complete responses. But earlier in therapy, there may be a possibility. And that's something that we're really happy to have a company like Merck onboard who can really evaluate this drug in multiple settings.

Operator^ (Operator Instructions) Our next question comes from Mayank Mamtani with B. Riley FBR.

Unidentified Analyst^ This is (inaudible) on for Mayank. First of all, congratulations on the data and the successful transaction. Understanding that you're not able to disclose too much about the deal terms, I'm just trying to understand the addressable patient population, given the strength of the data.

Previously, we've discussed between sort of a 20% to 50% range of patients in the second line with the C481S mutation. I was just wondering if there were any discussions on sort of what's the base case and moving forward, if you see any upside to this population?

Paolo Pucci^ I personally believe there will be upside, but probably this will have -- it's a very relevant question that can't be -- I can't address today, but in the future, I'm sure it will be addressed.

If anything, I'll point you to our competitors' disclosure of yesterday where they were really imagining, I don't remember the word, but a very expensive plan. So probably those disclosures might serve as a guideline to answer your question.

Operator^ (Operator Instructions) Our next question comes from Matthew Cross with Jones Trading.

Matthew Cross^ Congratulations from me on the transaction with (inaudible) both of which I think were something many of us were expecting was possible here, but great to see both coming to solution simultaneously.

I know a lots have been kind of discussed about the market opportunity here already, but I think it's worth pointing out and addressing that it's important to see that you guys are treating so effectively, heavily pretreated patients that have acquired resistance as well as those that maybe are more -- probably less experienced, but simply refractory considering some of the competitive data that's out there. The questions I wanted to ask were related to -- starting with the 75-milligram dose actually.

Obviously, the 65-milligram dose that you're taking forward is highly effective and the tolerability looks great. But I know now that we have a little bit more insight into the safety on the 75-milligram dose, just wanted to get a recap maybe on what made you kind of pull back the range there, given that we haven't seen any DLTs and PK data, I think, focused on the 65-milligram dose here.

But as we consider potential combination work and the use of 75-milligram or some kind of higher dosage in more aggressive disease indications, how do you see this data kind of playing in with -- given that you haven't seen any DLTs with the 75-milligram dose and maybe how the 65 plays better in combination?

Paolo Pucci^ Thank you, Matt. Just as I have mentioned before, so no new disclosure here. I have said before, and I maintain that this drug seems to have quite nice therapeutic window and that the decision to pursue the 65-milligram dose versus 75, had more to do on what we observed in terms of efficacy and safety at 65 than on any observations we had with the few patients that we treated for a relatively short time at 75 milligram.

And I would remind you all, those of you that are new to the story, that by the time we took the decision to initiate the 75 milligram cohort, we had not observed, yet, the highly compelling efficacy and manageable side effect profile that we now have in this poster for the 65-milligram cohort. So sometimes the circumstances play a role and those were the circumstances.

Matthew Cross^ Got it. That's helpful. And obviously, nice to know, and nonetheless, that the 75-milligram dose seems to be performing at least reasonably tolerably. And then I know you can't comment too much about the Merck transaction obviously.

But just as far as your own internal operations go, is there any expectation that would impact in any way the ongoing ArQule teams handling of the Phase II trial for 531 in terms of those timelines and any kind of integration there or if everything will be -- kind of continue to be handled internally as currently planned?

Paolo Pucci^ We remain entirely committed to our drugs as long as they are in our care. We have nurtured this drug for 11 years, and we will do everything possible for them to succeed. I will be here all day, I will be at a poster, Brian will be with me. We have a number of meetings with opinion leaders, we have canceled many other meetings -- all other meetings that had nothing to do with developing the drug.

And we remain completely focused as long as the drug in our care to bring them forward. And I think I speak for the whole organization. Beyond all the financials, our objectives remain one above all else, get the drugs in the hand of patients as soon as we can. That does not allow for any pause, any slippage, any uncertainty, it's fast forward as always.

Matthew Cross^ Absolutely. And no doubt in the commitment from you guys to the (inaudible) time. Looking forward to seeing you guys at the conference, and congrats again on great image.

Paolo Pucci^ See you tonight. See you this evening. Bye-bye. Any other questions on the queue?

Operator^ We do have more questions. We have a follow-up from Tony Butler with Roth Capital Partners.

Charles Butler^ Yes, I'm sorry to ask one more science (inaudible) any question, but a presentation, Paulo, yesterday, by [Dr. Wanton Cornell], really looked at the notion of where BTK inhibitors would act in the nodes.

And if, in fact, they do inhibit or are able to break apart the CLL cells out of the node from stroma, which then moves to the periphery. The question is, in resistant patients, presumably that doesn't occur. So there tends to be some compartmentalization differences.

I guess, what I'm asking is, is there any additional molecular data that you can provide that actually supports the notion that your agent does, in fact, break apart the CLL cells from the strum, so that then, therefore, it does enter the peripheral blood. What I'm trying to understand is that at what level -- what compartment the cytolytic activity actually does occur?

Brian Schwartz^ So Tony, I was in that presentation as well, be very interesting to study our drug in that context because I think some of the kinases we have may be able to work in the different compartments.

But right now, we haven't done that experiment and really relied on a higher state expertise to evaluate the drug in their appropriate models, but we have not done a model like they actually presented yesterday as yet, but will be very interesting to see how the selective versus a drug that has a little bit -- had some other kinase inhibitory effects that could play a very important role in that process work.

Operator^ And we have a next question from Ed White with H.C. Wainwright.

Edward White^ And I would just want to add my congratulations as well. I apologize. I tried to withdraw my -- from the queue just now. But as Tony hit on the last question that I had. All my other questions were asked and answered to the best of your ability.

Maybe if you can just -- you're having a meeting tonight and maybe just give us the highlights of what you'll discuss there? Is this going to be reading off the script of what you had said earlier in this call? Or should we expect something new tonight?

Paolo Pucci^ Tonight, we're just going to comment on the data that is available on all the poster. That's all we're going to do. We're going to be a little bit -- we're going to be shy in commenting beyond on our plans because our circumstances has changed as of this morning, 7:00, and we will refer any questions that we might receive about the transaction to the press release that we have issued this morning together with Merck. So I guess we will talk the data in the poster that we showed that all that we're going to be discussing.

Operator^ And I'm showing no further questions in the queue at this time. I'd like to turn the call back to Marc Schegerin for any closing remarks.

Marc Schegerin^ Thank you all for joining the call today. That concludes the call. We'll see you tonight if you're in Orlando. Thanks again.

Operator^ Ladies and gentlemen, this concludes today's conference call. Thank you for participating. You may now disconnect.

Paolo Pucci^ Thank you. Bye-bye.